Exhibit 99.1

News Release
www.srtelecom.com

Additional information:
Investors:	Media:
Marc Girard, Senior vice-president and CFO	Anna di Giorgio, Vice-president-Communications
(514) 335-2429, Ext. 4690	(514) 335-2429, Ext. 4605

 SR TELECOM AND MICROELECTRONIC TECHNOLOGY
SIGN TECHNOLOGY LICENSE AGREEMENT

MONTRÉAL (QUÉBEC), CANADA AND HSINCHU, TAIWAN— October 23, 2007— SR Telecom (TSX: SRX) and Microelectronics Technology Inc. (MTI) today announced that they have extended their business partnership by entering into a technology license agreement for the sale of advanced WiMAX radio systems. Through the agreement, MTI and its approved subsidiaries will design, develop, manufacture,  distribute and sell the range of products in SR Telecom’s symmetryMX™ portfolio.

The two companies signed a manufacture and supply agreement earlier this year for SR Telecom’s symmetryMX WiMAX-certified product portfolio.  Under the terms of this new agreement, MTI will also sell SR Telecom’s symmetryMX radio units.

“One of the fundamentals of any business relationship is trust,” stated Serge Fortin, president and chief executive officer of SR Telecom, “and one of the fundamentals of business is growth. This license agreement with MTI is a testament to both.”

“We are excited to further strengthen our partnership with SR Telecom by entering into this license agreement,” said Mr. Allen Yen, president and CEO of Microelectronics Technology Inc. “The continual collaboration between the companies will accelerate and expand the roll-out of SR Telecom’s WiMAX broadband networks in Taiwan and throughout the world and fulfill the growing market demand.”

SR Telecom and MTI are building upon the strong business partnership that has developed following the design agreement the two companies signed last year for the development of WiMAX radios. MTI has recently helped SR Telecom develop symmetryMX base station and CPE radio units for specific frequency bands, and began mass production run for this equipment in Q3 2007. For SR Telecom, the collaboration between both companies will move the Company forward in staking a claim in the WiMAX market.

SR Telecom’s symmetryMX suite will be on show during the WiMAX Forum Taipei Showcase and Conference, Booth S1-5, at the Taipei International Convention Centre in Taipei this week, on October 22 and 23. The WiMAX demonstration will encompass a variety of multimedia applications, including VoIP and voice and data transmission.

About MTI
Microelectronics Technology Inc. (MTI) is a high tech company specialized in wireless communication product development, manufacturing and global sales for more than 20 years. Based on the core competence in microwave and RF technology, MTI has established a leading position in the fields of microwave radios, satellite ODUs and receivers, mobile base station components and broadband wireless access products. With this excellent track record, MTI has established long term partnerships with world’s leading communication equipment providers. For more information, please visit www.mti.com.tw.

About SR Telecom
SR Telecom (TSX: SRX) is a recognized global leader in delivering innovative broadband wireless access (BWA) solutions that enable service providers to efficiently deploy quality voice, Internet and next-generation services in urban, suburban and remote areas.  A technological pioneer with more than 25 years of experience in wireless networking, SR Telecom is the only BWA vendor with extensive real-world expertise in deploying the advanced features of the WiMAX standard. It actively promotes standards-based BWA networking through its role as a principal member of the WiMAX Forum.

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
Telephone (514) 335-2429 Facsimile (514) 334-7783

With its primary offices in Montréal and Mexico City, SR Telecom is an agile, customer-focused organization with a proven track record. SR Telecom’s products are currently deployed in more than 110 countries worldwide. For more information, visit www.srtelecom.com.

FORWARD-LOOKING STATEMENTS
Certain information in this news release, in various filings with Canadian and US regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company’s objectives and the strategies to achieve those objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “target” and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company’s expectations as of October 22, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or events. When relying on the Company’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. The Company has also assumed a certain progression, which may not be realized. Additionally, the Company made a number of assumptions about the market, operations, finances and transactions. Certain factors that could cause results or events to differ materially from our current expectations include, among others, our ability to implement our strategies and plans, the intensity of competitive activity and the ability to deliver our products on time while significantly reducing costs, the proper execution of our contract manufacturing arrangements, timely development of our WiMAX product offerings, the attainment of cost reduction targets, a sustained demand for symmetryone in 2007, the impact of competition on pricing and market share, and the ability to fund the required investment in working capital to sustain revenue growth.

It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

For a more complete discussion of the assumptions and risks underlying our forward-looking statements, please refer to the section entitled  Assumptions, risks and uncertainties in the Company’s management’s discussion and analysis for the year ended December 31, 2006 as updated by the Company’s Management’s discussion and analysis and the section entitled Risk factors in the Company’s annual report on Form 20-F for the year ended December 31, 2006, which can be found under the Company’s name at www.sedar.com, at www.sec.gov and on the Company’s website at www.srtelecom.com.

The forward-looking information contained in this news release represents expectations of SR Telecom as of October 22, 2007 and, accordingly, is subject to change. However, SR Telecom expressly disclaims any intention or obligation to revise any forward-looking information, whether as a result of new information, events or otherwise, except as required by applicable law.

SR TELECOM, symmetry, symmetryone and symmetrymx are trademarks of SR Telecom Inc. All rights reserved 2007. All other trademarks are property of their owners.

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
Telephone (514) 335-2429 Facsimile (514) 334-7783
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